FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of October, 2003
		 		 ------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
For Immediate Release				            October 27, 2003
RM: 28 - 03

  Crystallex Closes the Sale of its Uruguayan Interests, including the San Gregorio Mine to Uruguay Mineral Explorations Inc. and Reduces Hedge Book


TORONTO, October 27, 2003 - Crystallex International Corporation (KRY: TSX,
Amex) announced today that it has successfully closed the previously reported transaction with Uruguayan Mineral Explorations Inc. ("UME") for the sale of Crystallex's Uruguayan mining operations.

"Since our acquisition of Minera San Gregorio ("MSG") in 1998, it has been the Company's primary gold producer," said Todd Bruce, President and CEO of Crystallex. "However, we plan to offset the loss of production from Uruguay with improved production from our Venezuelan operations including our new underground mine at Tomi. We are now completely focused on our properties in Venezuela, and in particular the development of Las Cristinas properties. Crystallex completed private placement financings which raised US $38 million in September 2003. A significant amount of that funding will be committed to the development and expansion of our operations in Venezuela."

Under the terms of the agreement, UME will pay Crystallex US$2,000,000 payable in two equal installments. The first payment of US$1,000,000 will be due 6 months after the closing date of the transaction and the second US$1,000,000 payment will be due 12 months after the closing date.

As well, UME, on closing, funded MSG to retire in full its forward contract (hedge positions) to Standard Bank London Ltd., an obligation previously guaranteed by Crystallex.

UME has assumed in full, all of the rights and obligations, including all environmental liabilities of the purchased companies as of the date of closing.

As a result of the retirement of the MSG forward contracts and the recent completion by Crystallex of a buy back of 25,000 ounces from its forward sales program, Crystallex has reduced its forward sales exposure to 126,260 ounces from 205,812 ounces reported at the end of its second quarter ended June 30, 2003. The reduction in forward sales commitments reflects the implementation of the Company's continuing strategy to reduce its hedge book.

"We are committed to strengthening our balance sheet," Mr. Bruce said. "The sale of our Uruguayan assets coupled with the reduction in our hedge book exposure confirms that commitment and will benefit the Company moving forward."

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. Crystallex shares trade on the TSX and AMEX Exchanges. The Company's principle asset is the Las Cristinas property in Bolivar State which is currently under development. Other producing assets include the Tomi Mine and La Victoria and Revemin Mill.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com
Email us at: mail@crystallex.com

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   October 28, 2003     		     	By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President, Secretary, and Corporate Counsel

*Print the name and title of the signing officer under his signature